Exhibit 99.1
Brookfield Infrastructure Corporation
Interim Report Q1 2022
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD INFRASTRUCTURE CORPORATION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021 AND
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

Brookfield Infrastructure Corporation (our “company”) owns and operates high quality, essential, long-life assets that generate stable cash flows and require relatively minimal maintenance capital expenditures. Our current operations consist of utilities businesses in South America, Europe and Australia.

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS	Notes	March 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	3	$1,219	$469
Accounts receivable and other	3	510	448
Due from Brookfield Infrastructure	3, 13	524	1,093
Current assets		2,253	2,010
Property, plant and equipment	4	4,738	4,803
Intangible assets	5	3,138	2,687
Investments in associates	6	486	—
Goodwill	7	570	489
Financial assets	3	111	30
Other assets		17	15
Deferred income tax asset		50	52
Total assets		$11,363	$10,086

Liabilities and Equity
Liabilities
Accounts payable and other	3	$605	$605
Financial liabilities	3, 9	1,078	995
Loans payable to Brookfield Infrastructure	3, 13	131	131
Exchangeable and class B shares	3, 9	4,872	4,466
Current liabilities		6,686	6,197
Non-recourse borrowings	3, 8	4,335	3,556
Other liabilities		124	119
Deferred income tax liability		1,781	1,638
Total liabilities		12,926	11,510

Equity
Brookfield Infrastructure Partners L.P.	12	(2,470)	(2,127)
Non-controlling interest		907	703
Total equity		(1,563)	(1,424)
Total liabilities and equity		$11,363	$10,086

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

2 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended March 31
US$ MILLIONS	Notes	2022	2021
Revenues	10	$461	$399
Direct operating costs(1)	4, 5, 11	(134)	(144)
General and administrative expenses		(20)	(10)
		307	245
Interest expense	9, 13	(102)	(63)
Share of losses from investments in associates	6	(6)	—
Remeasurement of exchangeable and class B shares	9	(397)	(173)
Mark-to-market on hedging items and foreign currency revaluation	3	101	(10)
Other expense		—	(14)
Loss before income tax		(97)	(15)
Income tax expense
Current		(90)	(53)
Deferred		(29)	(18)
Net loss		$(216)	$(86)

Attributable to:
Brookfield Infrastructure Partners L.P.		$(373)	$(178)
Non-controlling interest		157	92
1.Our company reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct operating costs. Direct operating costs include $54 million of depreciation and amortization expenses. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct operating costs by $75 million for the three-month period ended March 31, 2021, with an equal and offsetting decrease to depreciation and amortization expense. This reclassification had no impact on revenues or net income.
2.Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33 Earnings per share.

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q1 2022 Interim Report 3

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the three-month period ended March 31
US$ MILLIONS	Notes	2022	2021
Net loss		$(216)	$(86)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		85	(148)
Cash flow hedges	3	(2)	—
Taxes on the above items		1	—
Share of income from investments in associates	6	12	—
Total other comprehensive income (loss)		96	(148)
Comprehensive loss		$(120)	$(234)

Attributable to:
Brookfield Infrastructure Partners L.P.		$(343)	$(210)
Non-controlling interests		223	(24)
The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

4 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE THREE-MONTH PERIOD ENDED March 31, 2022 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2022	$53	$(193)	$(2,379)	$392	$(2,127)	$703	$(1,424)
Net (loss) income	—	(373)	—	—	(373)	157	(216)
Other comprehensive income	—	—	—	30	30	66	96
Comprehensive (loss) income	—	(373)	—	30	(343)	223	(120)
Distributions to non-controlling interest	—	—	—	—	—	(19)	(19)
Balance as at March 31, 2022	$53	$(566)	$(2,379)	$422	$(2,470)	$907	$(1,563)

FOR THE THREE-MONTH PERIOD ENDED March 31, 2021 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2021	$53	$33	$(2,347)	$539	$(1,722)	$1,150	$(572)
Net (loss) income	—	(178)	—	—	(178)	92	(86)
Other comprehensive loss	—	—	—	(32)	(32)	(116)	(148)
Comprehensive loss	—	(178)	—	(32)	(210)	(24)	(234)
Distributions to non-controlling interest	—	—	—	—	—	(106)	(106)
Balance as at March 31, 2021	$53	$(145)	$(2,347)	$507	$(1,932)	$1,020	$(912)

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q1 2022 Interim Report 5

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended March 31
US$ MILLIONS	Notes	2022	2021
Operating Activities
Net loss		$(216)	$(86)
Adjusted for the following items:
Losses from investments in associates, net of distributions received	6	6	—
Depreciation and amortization expense	4, 5	54	75
Mark-to-market on hedging items and other	3	(82)	21
Remeasurement of exchangeable and class B shares	9	397	173
Deferred income tax expense		29	18
Changes in non-cash working capital, net	14	(65)	(77)
Cash from operating activities		123	124

Investing Activities
Investments in associates	6	(455)	—
Purchase of long-lived assets, net of disposals	4, 5	(113)	(95)
Purchase of financial assets		(71)	—
Cash used by investing activities		(639)	(95)

Financing Activities
Distributions to non-controlling interest		(19)	(106)
Proceeds from non-recourse borrowings	8	574	46
Repayment of non-recourse borrowings	8	(11)	(18)
Repayment from Brookfield Infrastructure	13	595	—
Repayment to Brookfield Infrastructure	13	(14)	—
Cash from (used by) financing activities		1,125	(78)

Cash and cash equivalents
Change during the period		609	(49)
Impact of foreign exchange on cash		141	(19)
Balance, beginning of period		469	192
Balance, end of period		$1,219	$124

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.
6 Brookfield Infrastructure Corporation

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021 AND
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
1. ORGANIZATION AND DESCRIPTION OF OUR COMPANY
Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation and its subsidiaries, own and operate regulated utilities investments in Brazil, the United Kingdom and Australia (the “businesses”). Our company was formed as a corporation established under the British Columbia Business Corporation Act on August 30, 2019 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company and our respective subsidiaries, are referred to collectively as our group. Brookfield Asset Management Inc. (“Brookfield”) is our company’s ultimate parent. The class A exchangeable subordinate voting shares (“exchangeable shares”) of Brookfield Infrastructure Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of Brookfield Infrastructure Corporation is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
a)Statement of Compliance
These unaudited interim condensed and consolidated financial statements (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies our company applied in its consolidated financial statements as of and for the year-ended December 31, 2021 (“consolidated financial statements”). The accounting policies that our company applied in its consolidated financial statements are disclosed in Note 3 of such financial statements, of which reference should be made in reading these interim financial statements. In addition to the accounting policies disclosed in Note 3 of our consolidated financial statements, our interim financial statements have been prepared in accordance with the accounting policies described below .
These interim financial statements were authorized for issuance by the Board of Directors of our company on May 10, 2022.
b)Basis of presentation
The interim financial statements are prepared on a going concern basis.
Associates
Associates are entities over which our company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not constitute control. Our company accounts for investments over which it has significant influence using the equity method, and are recorded as Investments in associates on the unaudited interim condensed and consolidated statements of financial position.
Interests in investments accounted for using the equity method are initially recorded at cost. If the cost of the associate is lower than the proportionate share of the investment’s underlying fair value, our company records a gain on the difference between the cost and the underlying fair values of the identifiable net assets of the associate. If the cost of the associate is greater than our company’s proportionate share of the underlying fair value, goodwill and other adjustments arising from the purchase price allocation relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of our company’s interest in an investee is adjusted for our company’s share of comprehensive income or loss and distributions from the investee.
Profits or losses resulting from transactions with an associate are recognized in the interim financial statements based on the interests of unrelated investors in the associate.
Q1 2022 Interim Report 7

c)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our interim financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements. As disclosed in our consolidated financial statements, our company uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated. In addition, the impairment assessment of investments in associates requires estimation of the recoverable amount of the investment.
3. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the unaudited interim condensed and consolidated statements of financial position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at March 31, 2022:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$1,219	$1,219
Accounts receivable and other (current and non-current)	—	447	447
Financial assets(1)	111	—	111
Due from Brookfield Infrastructure	—	524	524
Total	$111	$2,190	$2,301

Financial liabilities
Accounts payable and other (current and non-current)	$—	$418	$418
Non-recourse borrowings (current and non-current)	—	4,335	4,335
Exchangeable and class B shares(2)	—	4,872	4,872
Financial liabilities (current and non-current)(1)	75	1,003	1,078
Loans payable to Brookfield Infrastructure	—	131	131
Total	$75	$10,759	$10,834
1.Derivative instruments which are elected for hedge accounting totaling $37 million are included in financial assets and $nil of derivative instruments are included in financial liabilities.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. See Note 12, Equity.
8 Brookfield Infrastructure Corporation

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2021:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$469	$469
Accounts receivable and other (current and non-current)	—	402	402
Financial assets(1)	30	—	30
Due from Brookfield Infrastructure	—	1,093	1,093
Total	$30	$1,964	$1,994

Financial liabilities
Accounts payable and other (current and non-current)	$—	$416	$416
Non-recourse borrowings (current and non-current)	—	3,556	3,556
Exchangeable and class B shares(2)	—	4,466	4,466
Financial liabilities (current and non-current)(1)	—	995	995
Loans payable to Brookfield Infrastructure	—	131	131
Total	$—	$9,564	$9,564
1.Derivative instruments which are elected for hedge accounting totaling $30 million are included in financial assets and $nil of derivative instruments are included in financial liabilities.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. See Note 12, Equity.
The following table provides the carrying values and fair values of financial instruments as at March 31, 2022 and December 31, 2021:

	March 31, 2022		December 31, 2021
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,219	$1,219	$469	$469
Accounts receivable and other (current and non-current)	447	447	402	402
Financial assets	111	111	30	30
Due from Brookfield Infrastructure	524	524	1,093	1,093
Total	$2,301	$2,301	$1,994	$1,994

Financial liabilities
Accounts payable and other (current and non-current)	$418	$418	$416	$416
Non-recourse borrowings (current and non-current)(1)	4,335	4,335	3,556	3,627
Exchangeable and class B shares(2)	4,872	4,872	4,466	4,466
Financial liabilities (current and non-current)	1,078	1,078	995	995
Loans payable to Brookfield Infrastructure	131	131	131	131
Total	$10,834	$10,834	$9,564	$9,635
1.Non-recourse borrowings are classified under level 2 of the fair value hierarchy. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. For the purpose of the disclosure above, the class C shares have a fair value of $93 million as at March 31, 2022.
Q1 2022 Interim Report 9

Hedging Activities
Our company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, our company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three-month period ended March 31, 2022, pre-tax net unrealized losses of $2 million (2021: $nil) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of March 31, 2022, there was a net derivative asset balance of $37 million relating to derivative contracts designated as cash flow hedges (December 31, 2021: $30 million).
10 Brookfield Infrastructure Corporation

Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’ financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	March 31, 2022	December 31, 2021
Foreign currency forward contracts	Level 2(1)
Financial asset		$—	$—
Financial liability		75	—
Interest rate swaps & other	Level 2(1)
Financial assets		$37	$30
Financial liabilities		—	—
Other instruments	Level 3(2)
Financial assets		$74	$—
Financial liabilities		—	—
1.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
2.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates
Assets and liabilities measured at fair value on a recurring basis include $111 million (December 31, 2021: $30 million) of financial assets and $75 million (December 31, 2021: $nil) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. During the three-month period ended March 31, 2022, no transfers were made between level 1 and 2 or level 2 and 3.
Q1 2022 Interim Report 11

4. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2021	$4,197	$(719)	$1,633	$5,111
Additions, net of disposals	367	10	—	377
Assets held by subsidiaries disposed during the period	(599)	163	(217)	(653)
Non-cash disposals	(1)	(3)	—	(4)
Depreciation expense	—	(128)	—	(128)
Fair value adjustments	—	—	134	134
Net foreign currency exchange differences	(29)	4	(9)	(34)
Balance at December 31, 2021	$3,935	$(673)	$1,541	$4,803
Additions, net of disposals	104	1	—	105
Non-cash additions	1	(1)	—	—
Depreciation expense	—	(29)	—	(29)
Net foreign currency exchange differences	(117)	21	(45)	(141)
Balance at March 31, 2022	$3,923	$(681)	$1,496	$4,738
Property, plant and equipment of our company is predominantly comprised of last mile utility connections at our U.K. regulated distribution operation which provides essential services and generate regulated cash flows. Tariffs are set on the basis of a regulated asset base, provides inflation protection, and are typically adjusted annually. Our U.K. operation has a diverse customer base throughout England, Scotland, and Wales, which underpins its cash flows.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31. Our company determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
Due to continuous changes in the macroeconomic environment and the interruption to global supply chains, our company reviewed the significant inputs to the valuation of our property, plant, and equipment. Based on our analysis, our property, plant and equipment remain largely unaffected by the global pandemic.
5. INTANGIBLE ASSETS

	As of
US$ MILLIONS	March 31, 2022	December 31, 2021
Cost	$3,916	$3,332
Accumulated amortization	(778)	(645)
Total	$3,138	$2,687
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	March 31, 2022	December 31, 2021
Brazilian regulated gas transmission operation	$3,099	$2,645
U.K. regulated distribution operation	39	42
Total	$3,138	$2,687
Our company’s intangible assets are primarily related to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”), at our Brazilian regulated gas transmission operation. Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore the business is exposed to no volume or price risk. Each GTA takes into account a return on regulatory asset base (“RAB”), and the tariffs are calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the life of GTAs. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually.
12 Brookfield Infrastructure Corporation

The intangible assets at our U.K. regulated distribution operation relate to customer order backlogs, which represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation.
Due to continuous changes in the macroeconomic environment and the interruption to global supply chains as a result of the global pandemic, our company performed an evaluation of potential impairment indicators on each of our intangible assets as of March 31, 2022. Based on the analysis performed, our intangible assets remain largely unaffected, with no impairment required. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2022	For the 12 month period ended December 31, 2021
Cost at beginning of the period	$3,332	$3,527
Additions, net of disposals	8	38
Non cash additions	—	5
Foreign currency translation	576	(238)
Ending Balance	$3,916	$3,332
The following table presents the accumulated amortization for our company’s intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2022	For the 12 month period ended December 31, 2021
Accumulated amortization at beginning of the period	$(645)	$(579)
Amortization	(25)	(108)
Foreign currency translation	(108)	42
Ending Balance	$(778)	$(645)
Q1 2022 Interim Report 13

6. INVESTMENT IN ASSOCIATES
The following table represents the change in balance of investments in associates:

US$ MILLIONS	For the three-month period ended March 31, 2022	For the 12 month period ended December 31, 2021
Balance at the beginning of the period	$—	$—
Acquisitions	455	—
Share of earnings for the period	(6)	—
Foreign currency translation and other	25	—
Share of other comprehensive income	12	—
Ending Balance	$486	$—
In February 2022, our company acquired an approximate 8% interest in an Australian regulated utility, AusNet Services Ltd (“AusNet”) for $455 million. Based on our ownership interest and governance rights retained, our company equity accounts for the entity.
The following tables summarize the aggregate balances of investments in associates on a 100% basis:

	As of
US$ MILLIONS	March 31, 2022	December 31, 2021
Financial position:
Total assets	14,998	—
Total liabilities	(10,517)	—
Net assets	$4,481	$—

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Financial performance:
Total revenue	160	—
Total net income for the period(1)	(88)	—
Our company’s share of net income	$(6)	$—
1.Total net income includes acquisition transaction costs of $105 million.
7. GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	March 31, 2022	December 31, 2021
Balance at beginning of the period	$489	$528
Foreign currency translation and other	81	(39)
Ending Balance	$570	$489
Goodwill mainly arose from the recognition of a deferred tax liability due to purchase price accounting upon the acquisition of our Brazilian regulated gas transmission business. The operating performance at our Brazilian regulated gas transmission business benefits from stable, long-term, contracted cash flows and has been largely unimpacted by recent changes in the macroeconomic environment. As such, no impairment indicators were noted during the three-month period ended March 31, 2022.
14 Brookfield Infrastructure Corporation

8. BORROWINGS
Non-Recourse Borrowings

	As of
US$ MILLIONS	March 31, 2022	December 31, 2021
Current	$—	$—
Non-current	4,335	3,556
Total	$4,335	$3,556
Non-recourse borrowings have increased by $779 million since year-end. The increase is primarily attributable to debt raised by our Brazilian regulated gas transmission business in connection with financing our deferred consideration obligation and the impact of foreign exchange as the foreign currencies underlying non-recourse borrowings appreciated relative to the U.S. dollar during the three-month period ended March 31, 2022.
9. FINANCIAL LIABILITIES

		As of
US$ MILLIONS		March 31, 2022	December 31, 2021
Current:
Foreign currency forward contracts		$75	$—
Deferred consideration	(a)	1,003	995
Total current financial liabilities		$1,078	$995
a) Deferred consideration
Deferred consideration is related to the April 4, 2017 acquisition of Nova Transportadora do Sudeste S.A. (“NTS”), our Brazilian regulated gas transmission business. The deferred consideration is denominated in U.S. dollars and accrues interest at 3.35% compounded annually. The financial liability is measured at amortized cost and was settled subsequent to quarter-end, on April 4, 2022, the fifth anniversary of the date of acquisition.
Q1 2022 Interim Report 15

Exchangeable shares, class B shares and class C shares
The exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, exchangeable and class B shares are recognized at their fair value. Subsequent to initial recognition, the exchangeable and class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit of the partnership.
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Limited (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC exchangeable LP units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC exchangeable LP units have the right to require the partnership to purchase BIPC exchangeable LP units and deliver one exchangeable share for each BIPC exchangeable LP unit purchased. During the three-month period ended March 31, 2022, our company issued 125,148 exchangeable shares in connection with exchange requests from BIPC Exchange LP unit holders. Upon issuance, the exchangeable shares were recognized at their fair value.
During the three-month period ended March 31, 2022, our shareholders exchanged 2,312 exchangeable shares for an equal number of partnership units. As at March 31, 2022, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $66.23 per share. Remeasurement gains or losses associated with these shares are recorded in the unaudited interim condensed and consolidated statements of operating results. Our company declared and paid dividends of $40 million on its exchangeable shares outstanding during the three-month period ended March 31, 2022, (2021: $23 million). Dividends paid on exchangeable shares are presented as interest expense in the unaudited interim condensed and consolidated statements of operating results.
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable and class B shares (US$ Millions)
Balance at January 1, 2021	44,960,449	1	$2,221
Share issuance(1)	28,130,103	—	1,776
Share issuance - BIPC exchangeable LP unit exchanges	371,327	—	23
Shares exchanged to units	(24,366)	—	(1)
Remeasurement of liability	—	—	447
Balance at December 31, 2021	73,437,513	1	$4,466
Share issuance - BIPC exchangeable LP unit exchanges	125,148	—	9
Shares exchanged to units	(2,312)	—	—
Remeasurement of liability	—	—	397
Balance as at March 31, 2022	73,560,349	1	$4,872
1.During the year ended December 31, 2021, our company issued 2.1 million shares in exchange for net cash consideration of $128 million. The remaining shares were issued to subsidiaries of the partnership in exchange for non-cash consideration including loans receivable and settlements of loan payable.
Similar to class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 12, Equity, for further details related to class C shares.
Subsequent to quarter-end, Brookfield Infrastructure announced a three-for-two stock split of partnership units, BIPC exchangeable LP units and exchangeable shares payable on June 10, 2022 to unitholders/shareholders of record at the close of business on June 6, 2022. The split will be implemented by way of a subdivision whereby unitholders/shareholders will receive an additional one-half of a unit/share for each unit/share held.

16 Brookfield Infrastructure Corporation

10. REVENUE
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Gas Transmission	$320	$258
Distribution	91	104
Connections	40	33
Other	10	4
Total	$461	$399
During the three-month period ended March 31, 2022, revenues benefited from inflationary tariff increases and capital commissioned into rate base.
b)Revenues from external customers
The following table disaggregates revenues by geographical region:

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Brazil	$320	$258
United Kingdom	141	141
Total	$461	$399
Our company’s revenues are generated from a diverse customer base, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the three-month period ended March 31, 2022, revenue generated from this customer was $320 million (2021: $258 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our company continues to monitor the credit risk of our counterparties in light of the economic impact of the global pandemic but has experienced no issues to date.
11. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three-month periods ended March 31, 2022, and 2021. Comparative figures have been reclassified to conform to the current period’s presentation:

US$ MILLIONS	For the three-month period ended March 31, 2022	For the three-month period ended March 31, 2021
Depreciation and amortization	$54	$75
Transportation and distribution	40	40
Operations and maintenance	15	12
Compensation	15	9
Cost of inventory	3	1
Other	7	7
Total	$134	$144
Q1 2022 Interim Report 17

12. EQUITY
Our company’s equity is comprised of the following shares:

	Class C shares
	Shares outstanding (Shares)	Share capital (US$ Millions)
Balance at January 1, 2021	1,402,451	$53
Share issuance	—	—
Balance at December 31, 2021 and March 31, 2022	1,402,451	$53
Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, class C shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 9, Financial Liabilities, for further details related to exchangeable and class B shares.
13. RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, our partnership has had a management agreement (the “Master Services Agreement”), with certain service providers (the “Service Providers”) which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (as defined in the Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding, after retroactively adjusting for the special distribution.
The Base Management Fee attributable to our company was $18 million for the three-month period ended March 31, 2022, (2021: $9 million) and has been recorded as part of general and administrative expenses in the interim financial statements.
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three-month period ended March 31, 2022, revenues of less than $1 million were generated (2021: less than $1 million) and $nil expenses were incurred (2021: $nil).
Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As of March 31, 2022, $nil (December 31, 2021: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at March 31, 2022, $nil (December 31, 2021: $nil) was called on the equity commitment.

18 Brookfield Infrastructure Corporation

BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
As at March 31, 2022, the balance outstanding on our deposit with Brookfield Infrastructure was $524 million (December 31, 2021: $1,093 million). The balance decreased from December 31, 2021 due to net repayments from Brookfield Infrastructure of $581 million, partially offset by an increase of $9 million associated with exchange requests from holders of BIPC exchangeable LP units and the impact of foreign exchange. The deposit accrues interest at 0.2% per annum. As at March 31, 2022, the demand deposit payable to Brookfield Infrastructure was $131 million (December 31, 2021: $131 million). The deposit accrues interest at 0.2% per annum. Interest incurred on the deposit payable to Brookfield Infrastructure during the three-month period ended March 31, 2022 was less than $1 million (2021: $13 million).
As at March 31, 2022, our company had accounts payable of $9 million (December 31, 2021: $5 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $10 million (December 31, 2021: $20 million) from subsidiaries of Brookfield Infrastructure.
14. SUPPLEMENTAL CASH FLOW INFORMATION

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Interest paid	$67	$51
Income taxes paid	$210	$111
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed and consolidated statements of cash flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the unaudited interim condensed and consolidated statements of cash flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed and consolidated statements of cash flows are as follows:

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Accounts receivable	$(19)	$(40)
Accounts payable and other	(46)	(37)
Changes in non-cash working capital, net	$(65)	$(77)
Q1 2022 Interim Report 19

MANAGEMENT’S DISCUSSION AND ANALYSIS
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021 AND
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Corporation (our “company”). This MD&A is dated May 10, 2022 and has been approved by the Board of Directors of our company for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we,” “us” and “our” refer to Brookfield Infrastructure Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual and interim financial statements. Additional information is available on our website at bip.brookfield.com/bipc, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“units”) of Brookfield Infrastructure Partners L.P. (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to thoroughly review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bip.brookfield.com. The information found on, or accessible through, https://bip.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements (“interim financial statements”) are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Our interim financial statements include the accounts of our company and the entities over which it has control. Our company accounts for investments over which it exercises significant influence, but does not control, using the equity method. Non-IFRS measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in millions of United States dollars (“USD”).
When we discuss our performance measures, we present our company’s share of results, in order to demonstrate the impact of key value drivers of each of these operating entities on the overall performance. As a result, our company’s share of revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they exclude the share of earnings of investments not held by our company apportioned to each of the above noted items. However, net income attributable to the parent company for each operating entity is consistent with results presented in accordance with IFRS.
Overview of our Company
Our company is a Canadian corporation incorporated under, and governed by, the laws of British Columbia. We were established by the partnership to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure. While our current operations are utilities located in the U.K., Brazil and Australia, shareholders have exposure to several other markets across the transport, midstream, and data operating segments by virtue of the exchange feature of our company’s exchangeable shares. While our company has the option to settle the exchange obligation with cash or units of the partnership, we intend to deliver units.
20 Brookfield Infrastructure Corporation

Our business is comprised of a U.K. regulated distribution operation, a Brazilian regulated natural gas transmission operation and an Australian regulated utility. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our revenues are regulated or contractual.
Our company, our subsidiaries and Brookfield Infrastructure (collectively, our “group”), target a total return of 12% to 15% per annum on the infrastructure assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of its operating performance. Our group uses funds from operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.
Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO.
The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.54 per unit (or $2.16 per unit annualized), starting with the distribution paid in March 2022. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution growth in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.54 per exchangeable share (or $2.16 per exchangeable share annualized), starting with the dividend paid in March 2022.
Q1 2022 Interim Report 21

RESULTS OF OPERATIONS
The following table summarizes the key financial results of our company for the three-month periods ended March 31, 2022 and 2021:

US$ MILLIONS	For the three-month period ended March 31
Summary Statements of Operating Results	2022	2021
Revenues	$461	$399
Direct operating costs(1)	(134)	(144)
General and administrative expenses	(20)	(10)
Interest expense	(102)	(63)
Mark-to-market on hedging items and foreign currency revaluation	101	(10)
Remeasurement of exchangeable and class B shares	(397)	(173)
Income tax expense	(119)	(71)
Net loss	(216)	(86)
Net loss attributable to the partnership	(373)	(178)
1.Our company reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct operating costs. Direct operating costs include $54 million of depreciation and amortization expenses. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct operating costs by $75 million for the three-month period ended March 31, 2021, with an equal and offsetting decrease to depreciation and amortization expense. This reclassification had no impact on revenues or net income.
Three-month periods ended March 31, 2022 and 2021
For the three-month period ended March 31, 2022, our company reported a net loss of $216 million, of which $373 million was attributable to the partnership. This compares to a net loss of $86 million for the three-month period ended March 31, 2021, of which $178 million was attributable to the partnership. Net income for the current quarter benefited from inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate based at our U.K. regulated distribution business. These positive impacts were more than offset by revaluation losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS.
Total revenues increased by $62 million relative to the same period during the prior year. Underlying gas transmission revenues in Brazil increased by $47 million due to inflation-indexation while the appreciation of the Brazilian real further increased our revenues in U.S. dollars by $15 million relative to 2021. Revenues in the U.K. benefited from capital commissioned into rate base as well as an increase in connections activity which contributed additional revenues of $8 million in comparison to the prior year. These positive factors were offset by the impact of the sale of our U.K. smart meter business in May 2021 and the depreciation of the British pound.
Direct operating costs decreased by $10 million compared to the prior year. Increased costs due to inflation and organic growth were more than offset by a decrease in amortization expense associated with a new legislation passed in April 2021 in Brazil, which extended the useful life of our intangible assets, and a decrease in depreciation expense associated with the sale of our smart meter business in the U.K. in May 2021.
General and administrative expenses totaled $20 million for the three-month period ended March 31, 2022, an increase of $10 million compared to the same period in 2021. This line item primarily consists of the base management fee that is paid to Brookfield based on our company’s and the partnership’s combined market value plus net recourse debt, and allocated to our company based on proportionate weighted average shares outstanding during the period. The base management fee allocated to our company increased by $9 million primarily due to an increase in the combined market value of our company and the partnership compared to the same period in 2021.
Interest expense for the three-month period ended March 31, 2022 increased by $39 million to $102 million due to incremental charges associated with debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration payable in April 2022, and an increase in the interest rates on our variable rate non-recourse borrowings. Current year results were further impacted by an increase in dividends paid on our exchangeable shares, classified as interest expense, due to an increase in share count. These increases were partially offset by a decrease in interest incurred on loans payable to Brookfield Infrastructure as a result of repayments made during the past year.
Mark-to-market on hedging items and foreign currency revaluation gains totaled $101 million for the three-month period ended March 31, 2022, compared to losses of $10 million in the prior year. This increase is primarily due to the impact of foreign exchange revaluation on the deferred consideration, denominated in U.S. dollars, at our Brazilian regulated gas transmission business. As a result of the appreciation of the Brazilian real against the U.S. dollar, a gain is recognized on translation of the U.S. denominated financial liability to the functional currency.
22 Brookfield Infrastructure Corporation

Remeasurement losses, which relate to the revaluation of the exchangeable shares classified as liabilities, were $397 million for the three-month period ended March 31, 2022, compared to $173 million in the prior year. The increase was primarily due to the issuance of approximately 28 million exchangeable shares during the past year, predominantly in connection with the partnership’s acquisition of Inter Pipeline Limited (“IPL”) in 2021.
Income tax expense for the three-month period ended March 31, 2022 was $119 million, $48 million higher than the prior year. This was predominantly due to higher income at our Brazilian regulated gas transmission business, which resulted in an increase in income tax expense of $42 million, as well as the impact of foreign exchange.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table summarizes the statements of financial position of our company as at March 31, 2022 and December 31, 2021:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	March 31, 2022	December 31, 2021
Cash and cash equivalents	$1,219	$469
Due from Brookfield Infrastructure	524	1,093
Property, plant and equipment	4,738	4,803
Intangible assets	3,138	2,687
Investment in associates	486	—
Total assets	11,363	10,086
Loans payable to Brookfield Infrastructure	131	131
Exchangeable and class B shares	4,872	4,466
Non-recourse borrowings	4,335	3,556
Total liabilities	12,926	11,510
Equity in net assets attributable to the partnership	(2,470)	(2,127)
Total equity	(1,563)	(1,424)
Total assets were $11.4 billion at March 31, 2022, compared to $10.1 billion at December 31, 2021. Cash increased by $0.7 billion in the current quarter primarily as a result of additional debt issued to fund the deferred consideration payable in April 2022 at our Brazilian regulated gas transmission business. Our company acquired an 8% interest in an Australian regulated utility, AusNet, which increased total assets by $0.5 billion. The impact of foreign exchange further increased total assets by $0.6 billion. These increases were partially offset by our company’s drawdown on its deposit with Brookfield Infrastructure of $0.6 billion.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our last revaluation date for the measurement of property, plant and equipment, as well as the testing of intangible assets and goodwill for impairment, was December 31, 2021. Our valuation of property, plant and equipment is underpinned by regulated cash flow. Our local revenues have been predominantly unimpacted by the recent changes in the macroeconomic environment as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Given the stable cash flows generated by our business, we believe the long-term value of these assets has not changed significantly from our most recent valuation.
Our exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Subsequent to initial recognition at fair value, the shares are measured at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one partnership unit. As at March 31, 2022, the shares were remeasured to reflect the NYSE closing price of one partnership unit, or $66.23 per share.
Non-recourse borrowings increased by $0.8 billion to $4.3 billion at March 31, 2022. This increase was primarily due to $0.6 billion of additional debt issued to finance the deferred consideration payable at our Brazilian regulated gas transmission business along with the impact of foreign exchange which increased non-recourse borrowings by $0.1 billion.
As of March 31, 2022, our company had loans payable of $131 million to subsidiaries of Brookfield Infrastructure, consistent with December 31, 2021.
Total equity was negative $1,563 million at March 31, 2022, compared to negative $1,424 million at December 31, 2021. The decrease is mainly due to remeasurement losses as a result of the revaluation of our exchangeable shares classified as liabilities, partially offset by the impact of foreign exchange.
Q1 2022 Interim Report 23

Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate			Average Rate
	As of			For the three-month period ended March 31
	March 31, 2022	December 31, 2021	Change	2022	2021	Change
Brazilian real	0.2111	0.1792	18%	0.1912	0.1824	5%
British pound	1.3138	1.3532	(3)%	1.3410	1.3792	(3)%
Australian dollar	0.7482	0.7262	3%	0.7245	0.7727	(6)%
The net assets of our U.K. regulated distribution business, our Brazilian regulated transmission business and our Australian regulated utility represent 55%, 28% and 17% of our equity in foreign subsidiaries, respectively.
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Brazilian real	$106	$(163)
British pound	(47)	15
Australian dollar	26	—
	85	(148)
Currency hedges	(2)	—
	$83	$(148)
Attributable to:
The partnership	$17	$(32)
Non-controlling interests	66	(116)
	$83	$(148)
The impact of foreign currency translation on our company, including those attributable to non-controlling interests, for the three-month period ended March 31, 2022, was an increase to equity of $83 million (2021: decrease of $148 million). The increase in equity during the three-month period was primarily due to the strengthening of the Brazilian real by 18% relative to the U.S. dollar.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three-month period ended March 31, 2022, the average exchange rate of the Brazilian real, relative to the U.S. dollar, appreciated by 5%, while the British pound and Australian dollar depreciated relative to the U.S. dollar by 3% and 6%, respectively. The appreciation of the Brazilian real relative to the U.S. dollar during the three-month period ended March 31, 2022, increased our revenues and net income in U.S. dollars. The benefit of the appreciation of the Brazilian real was partially offset by the depreciation of the British pound and the Australian dollar.
24 Brookfield Infrastructure Corporation

Summary Financial Information Related to the Partnership
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

US$ MILLIONS	For the three-month period ended March 31
IFRS measures	2022	2021
Revenue	$3,411	$2,683
Net income	294	413

US$ MILLIONS	As of
IFRS measures	March 31, 2022	December 31, 2021
Total assets	$76,709	$73,961
Total liabilities	49,734	47,570
Total partnership capital	26,975	26,391
PERFORMANCE DISCLOSURES
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. FFO, AFFO, Adjusted EBITDA and Adjusted Earnings are proportionate measures and are not calculated in accordance with, and do not have any standardized meaning prescribed by IFRS as issued by the IASB and may differ from, and not be comparable to, similar measures presented by other issuers.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company.
FFO includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
AFFO
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
Adjusted EBITDA
We focus on Adjusted EBITDA which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
Adjusted EBITDA includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
Q1 2022 Interim Report 25

Adjusted Earnings
We also focus on Adjusted Earnings, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership.
Adjusted Earnings includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.
Benefits and Uses of Non-IFRS Measures
We believe our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our operations. Our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings also provide investors enhanced comparability of our ongoing performance across periods.
In deriving FFO, AFFO and Adjusted EBITDA, we add back depreciation and amortization to net income. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. Finally, we add back the impact of mark-to-mark on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
To provide a supplemental understanding of the performance of our business and to enhance comparability across periods and relative to our peers we utilize Adjusted EBITDA. Adjusted EBITDA excludes the impact of interest expense and income taxes to assist in assessing the operating performance of our business by eliminating for the effect of its current capital structure and tax profile.
While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of the partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that investors take into account the impact of maintenance capital expenditures to derive AFFO, in addition to FFO.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

26 Brookfield Infrastructure Corporation

US$ MILLIONS	For the three-month period ended March 31, 2022
Key Metrics	2022	2021
Adjusted EBITDA(1)	$156	$136
Funds from Operations (FFO)(1)	102	104
Adjusted Funds from Operations (AFFO)(1)	96	102
Adjusted Earnings(1)	60	40
1.Non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
For the three-month period ended March 31, 2022, FFO decreased by $2 million and Adjusted EBITDA increased by $20 million, compared to the same period in the prior year. During the current period, FFO and Adjusted EBITDA benefited from inflation-indexation and the acquisition of our Australian regulated utility and an additional 3% interest in our Brazilian regulated gas transmission business completed in April 2021. Our results further benefited from capital commissioned into rate base and higher connections activity at our U.K. regulated distribution business. These positive factors were partially offset by the loss of earnings associated with the sale of our portfolio of smart meters in the U.K. completed in May 2021 and higher management fees. While FFO benefited from the aforementioned factors, these benefits were more than offset by an increase in interest expense associated with additional debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration payable in April 2022, and higher interest rates on our variable rate non-recourse borrowings. FFO was further impacted by an increase in current taxes as a result of higher income at our Brazilian regulated gas transmission business.
For the three-month period ended March 31, 2022, Adjusted Earnings increased by $20 million compared to the same period in the prior year. In addition to the factors mentioned above, Adjusted Earnings also benefited from a foreign exchange gain on the translation of our U.S. denominated deferred consideration to functional currency at our Brazilian regulated gas transmission business.
The following table disaggregates our operating performance between our utilities operations and the corporate, general and administrative costs.

US$ MILLIONS	For the three-month period ended March 31, 2022
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$176	$(20)	$156
Funds from Operations (FFO)(1)	122	(20)	102
Adjusted Funds from Operations (AFFO)(1)	116	(20)	96
1.Non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
UTILITIES
Results of Operations
Our company earns a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our company by eliminating the effect of its current capital structure and tax profile.
The following table presents our company’s share of the rate base of our utilities businesses as at March 31, 2022 and December 31, 2021:

	As of
US$ MILLIONS	March 31, 2022	December 31, 2021
Rate base	$4,963	$3,961
Q1 2022 Interim Report 27

The following table presents our company’s share of key measures of our utilities business for the three-month periods ended March 31, 2022 and 2021:

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Adjusted EBITDA(1),(2)	$176	$146
Funds from Operations (FFO)(1),(2)	122	114
Adjusted Funds from Operations (AFFO)(1),(2)	116	112
1.Non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
2.Adjusted EBITDA, FFO and AFFO provided in the table above do not reflect the annual base management fee our company pays for the periods indicated to Brookfield pursuant to the Master Services Agreement or other corporate, general and administrative service costs as described below in this MD&A under “Corporate, General and Administrative Services”.
Three-month periods ended March 31, 2022 and 2021
For the three-month period ended March 31, 2022, adjusted EBITDA and FFO for our utilities businesses were $176 million and $122 million, respectively, compared to $146 million and $114 million, respectively, in 2021. In the current quarter, adjusted EBITDA and FFO benefited from inflation-indexation, the acquisition of our Australian regulated utility and an incremental 3% interest in our Brazilian regulated gas transmission business in April 2021. Current quarter results also benefited from capital commissioned into rate base and increased levels of connections activity at our U.K. regulated distribution business. These positive factors were partially offset by the sale of our smart meter business in the U.K. in May 2021. While FFO benefited from the aforementioned factors, these benefits were partially offset by an increase in interest expense associated with higher borrowings and higher interest rates on our variable rate non-recourse borrowings at our Brazilian regulated gas transmission business.
The following table presents the roll-forward of our company’s share of rate base:

US$ MILLIONS	For the three-month period ended March 31, 2022	For the 12 month period ended December 31, 2021
Rate base, start of period	$3,961	$3,485
Acquisitions	682	125
Capital expenditures commissioned	59	262
Inflation and other indexation	114	250
Regulatory depreciation	(12)	(50)
Foreign exchange and other	159	(111)
Rate base, end of period	$4,963	$3,961
Our rate base increased compared to year-end as a result of the acquisition of our Australian regulated utility, new connections at our U.K. regulated distribution business, inflation-indexation at our Brazilian regulated gas transmission business and the impact of foreign exchange.

28 Brookfield Infrastructure Corporation

Capital Backlog and Capital Expenditures
Capital expenditures completed during the periods provided in the table below consist of organic growth projects at our U.K. regulated distribution business and our Australian regulated utility business. Projects include the build-out of last-mile natural gas, electricity, fiber, water, wastewater and district heating connections for the home. There have been no material capital expenditures at our company’s Brazilian operations during the periods provided below. The table below summarizes our company’s share of capital backlog, which represents projects that have been awarded or filed with regulators that are expected to occur over the next three years, and the historical capital expenditures for the periods presented related to our existing utility order book:

US$ MILLIONS	For the three-month period ended March 31, 2022	For the 12 month period ended December 31, 2021
Capital backlog, start of period	$287	$365
Additional capital project mandates	113	343
Acquisitions (asset sales)	70	(130)
Less: capital expenditures	(89)	(293)
Foreign exchange and other	(21)	2
Capital backlog, end of period	360	287
Construction work in progress	319	287
Total capital to be commissioned	$679	$574
These capital projects are financed with a combination project-level financing, which has no recourse to our company, as well as operating cash flows generated and retained within our company. Capital backlog consists primarily of a contracted order book of gas and electricity connections at our U.K. regulated gas distribution business that is expected to be commissioned over the next three years. Our order book currently totals approximately 1.5 million connections. Capital to be commissioned increased due to additional capital projects and the acquisition of our Australian regulated utility partially offset by capital commissioned and the impact of foreign exchange.
Corporate, General and Administrative Services
Pursuant to the Master Services Agreement, the partnership pays Brookfield an annual base management fee equal to 1.25% of the partnership’s and our company’s combined market value plus net recourse debt. Our company is allocated a portion of the management fee based on proportionate weighted average shares outstanding during the period.
Three-month periods ended March 31, 2022 and 2021
For the three-month period ended March 31, 2022, the base management fee under the Master Services Agreement was $18 million, an increase of $9 million compared to the same period during the prior year mainly driven by the increase in combined market value of the partnership and our company, as well as the issuance of additional shares from our company. Our company also incurred $2 million in other general and administrative expenses during the quarter, largely in line with prior year.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Adjusted Earnings. These non-IFRS measures are presented for our utilities operations both before and after the allocation of corporate, general and administrative expenses. Providing underlying performance for our utilities operations prior to allocated corporate expenses assists the comparability of our performance relative to other public utilities companies.
Adjusted EBITDA, FFO, AFFO and Adjusted Earnings are presented based on our company’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence over the investment. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.

Q1 2022 Interim Report 29

We provide financial results attributable to our company because we believe it assists investors and analysts in estimating our overall performance and understanding our company’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our presentation, when read in conjunction with our company’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Adjusted Earnings has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our financial information presented based on our company’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our company.
FFO has limitations as an analytical tool:
•FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains and losses.
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;
•FFO does not include the impact of mark-to-market on hedging items; and
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our company’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our company on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market on hedging items which indicate a point-in-time approximation of value on items we consider long-term. We also add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Finally, we add back dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as interest expense on loans payable to the partnership as these items represent the partnership’s investment in our company.
30 Brookfield Infrastructure Corporation

We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of the asset base. In order to assess the long-term, sustainable operating performance of our company, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Adjusted EBITDA provides a supplemental understanding of the performance of our company and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our company. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
We also focus on Adjusted Earnings, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership. Our company’s exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features and are remeasured to reflect changes in the contractual cash flows associated with the shares based on the NYSE closing price of one unit. We exclude the remeasurement gains or losses as these items are not reflective of the ongoing performance of our underlying operations. Dividends paid on the exchangeable shares of our company, which are presented as interest expense under IFRS, are excluded from Adjusted Earnings as they represent distributions of our company’s earnings to shareholders. Intercompany loans with the partnership represent the partnership’s investment in our company and therefore associated interest and foreign currency translation adjustments are excluded. Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
When viewed with our IFRS results, we believe that Adjusted Earnings provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.
A reconciliation of the most closely-related IFRS measure, net income (loss), to FFO and AFFO is as follows:

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Net loss	$(216)	$(86)
Add back or deduct the following:
Depreciation and amortization	54	75
Share of losses from investments in associates	6	—
FFO contribution from investments in associates	5	—
Deferred income tax expense	29	18
Mark-to-market on hedging items and foreign currency revaluation	(101)	10
Other expenses(1)	13	15
Remeasurement of exchangeable class B shares	397	173
Dividends classified as interest expense and interest expense on intercompany loans	40	36
FFO attributable to non-controlling interests(2)	(125)	(137)
FFO	102	104
Maintenance capital expenditures	(6)	(2)
AFFO	$96	$102
1.Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.

Q1 2022 Interim Report 31

All reconciling amounts from net income to FFO presented above are taken directly from the interim financial statements, and in the case of “Contribution from investments in associates” and “Attributable to non-controlling interests”, our company’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our company’s interim financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our company’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended March 31, 2022, the differences between net income and FFO are predominantly due to depreciation and amortization expense, mark-to-market on hedging items and foreign currency revaluation, remeasurement gains and losses and FFO attributable to non-controlling interests. Depreciation and amortization expense has decreased from prior year as a result of a new legislation passed in April 2021 in Brazil, which extended the estimated useful life of our intangible assets, as well as the sale of our smart meter business in the U.K. in May 2021. The mark-to-market on hedging items and foreign currency revaluation gains were predominantly due to the translation of our U.S. denominated deferred consideration to functional currency at our Brazilian regulated gas transmission business. The increase in remeasurement losses, which relate to the revaluation of the exchangeable shares classified as liabilities, was primarily due to the issuance of approximately 28 million exchangeable shares during the past year, predominantly in connection with the partnership’s acquisition of IPL. FFO attributable to non-controlling interests decreased relative to the prior year primarily due to our company’s acquisition of an additional 3% interest in our Brazilian regulated gas transmission business in April 2021.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $6 million for the three-month period ended March 31, 2022 (2021: $2 million).
The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation methods.

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Net loss	$(216)	$(86)
Add back or deduct the following:
Depreciation and amortization	54	75
Interest expense	102	63
Share of losses from investments in associates	6	—
Adjusted EBITDA contribution from investments in associates	8	—
Income tax expense	119	71
Mark-to-market on hedging items and foreign currency revaluation	(101)	10
Other expenses(1)	—	14
Remeasurement of exchangeable and class B shares	397	173
Adjusted EBITDA attributable to non-controlling interests(2)	(213)	(184)
Adjusted EBITDA	$156	$136
1.Other expenses corresponds to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from Adjusted EBITDA primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.
All reconciling amounts presented above are taken directly from the interim financial statements, and in the case of “Contribution from investments in associates” and “Attributable to non-controlling interests”, our company’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our company’s interim financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our company’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associated and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
32 Brookfield Infrastructure Corporation

For the three-month period ended March 31, 2022, the differences between net income and Adjusted EBITDA are predominantly due to interest expense, income tax expense, mark-to-market on hedging items and foreign currency revaluation, remeasurement gains and losses, and Adjusted EBITDA attributable to non-controlling interests. Interest expense increased for the three-month period ended March 31, 2022 primarily due to incremental charges associated with debt issued to fund the deferred consideration payable in April 2022, and higher interest rates on our variable rate non-recourse borrowings at our Brazilian regulated gas transmission business. Income tax expense increased predominantly due to higher income at our Brazilian regulated gas transmission business and the impact of foreign exchange. The increase in remeasurement losses, which relate to the revaluation of the exchangeable shares classified as liabilities, was primarily due to the issuance of approximately 28 million exchangeable shares during the past year, predominantly in connection with the partnership’s acquisition of IPL. Adjusted EBITDA attributable to non-controlling interests increased as a result of organic growth, partially offset by our company’s acquisition of an additional 3% interest in our Brazilian regulated gas transmission business in April 2021.
The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS measure:

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Net loss	$(216)	$(86)
Add back or deduct the following:
Dividends paid on our exchangeable shares presented as interest expense	40	23
Interest expense and foreign currency translation adjustments on intercompany loans with the partnership	(4)	22
Remeasurement of exchangeable and class B shares	397	173
Consolidated Adjusted Earnings	217	132
Adjusted Earnings attributable to non-controlling interests(1)	(157)	(92)
Adjusted Earnings	$60	$40
1.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted Earnings attributable to non-controlling interests, our company is able to remove the portion of Adjusted Earnings earned at non-wholly owned subsidiaries that are not attributable to our company.
All reconciling amounts presented above are taken directly from the interim financial statements, and in the case of “Attributable to non-controlling interests”, our company’s share of Adjusted Earnings relating thereto are derived using the accounting policies consistent with those applied in our company’s interim financial statements. Adjusted Earnings for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
For the three-month period ended March 31, 2022, the difference between net income and Adjusted Earnings is predominantly due to dividends paid on our exchangeable shares presented as interest expense, remeasurement gains and losses, and Adjusted Earnings attributable to non-controlling interests. In the current period, dividends on our exchangeable shares increased primarily due to additional exchangeable shares issued during 2021. The increase in remeasurement losses, which relate to the revaluation of the exchangeable shares classified as liabilities, was primarily due to exchangeable shares issued during the past year. Adjusted Earnings attributable to non-controlling interest increased as a result of organic growth as well as a foreign exchange gain on the translation of our U.S. denominated deferred consideration to functional currency at our Brazilian regulated gas transmission business.

Q1 2022 Interim Report 33

The following tables reconcile net income (loss), an IFRS measure, on a disaggregated basis between our utilities operations and our corporate, general and administrative costs, to FFO and AFFO, non-IFRS measures:

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$234	$(450)	$(216)
Add back or deduct the following:
Depreciation and amortization	54	—	54
Share of losses from investments in associates	6	—	6
FFO contribution from investments in associates	5	—	5
Deferred income tax expense	29	—	29
Mark-to-market on hedging items and foreign currency revaluation	(94)	(7)	(101)
Other expenses(1)	13	—	13
Remeasurement of exchangeable class B shares	—	397	397
Dividends classified as interest expense and interest expense on intercompany loans	—	40	40
FFO attributable to non-controlling interests(2)	(125)	—	(125)
FFO	122	(20)	102
Maintenance capital expenditures	(6)	—	(6)
AFFO	$116	$(20)	$96
1.Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021
US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$142	$(228)	$(86)
Add back or deduct the following:
Depreciation and amortization	75	—	75
Deferred income tax expense	18	—	18
Mark-to-market on hedging items and foreign currency revaluation	1	9	10
Other expenses(1)	15	—	15
Remeasurement of exchangeable class B shares	—	173	173
Dividends classified as interest expense and interest expense on intercompany loans	—	36	36
FFO attributable to non-controlling interests(2)	(137)	—	(137)
FFO	114	(10)	104
Maintenance capital expenditures	(2)	—	(2)
AFFO	$112	$(10)	$102
1.Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.
34 Brookfield Infrastructure Corporation

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$234	$(450)	$(216)
Add back or deduct the following:
Depreciation and amortization	54	—	54
Interest expense	62	40	102
Share of losses from investments in associates	6	—	6
Adjusted EBITDA contribution from investments in associates	8	—	8
Income tax expense	119	—	119
Mark-to-market on hedging items and foreign currency revaluation	(94)	(7)	(101)
Remeasurement of exchangeable and class B shares	—	397	397
Adjusted EBITDA attributable to non-controlling interests(1)	(213)	—	(213)
Adjusted EBITDA	$176	$(20)	$156
1.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021
US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$142	$(228)	$(86)
Add back or deduct the following:
Depreciation and amortization	75	—	75
Interest expense	27	36	63
Income tax expense	71	—	71
Mark-to-market on hedging items and foreign currency revaluation	1	9	10
Other expenses(1)	14	—	14
Remeasurement of exchangeable and class B shares	—	173	173
Adjusted EBITDA attributable to non-controlling interests(2)	(184)	—	(184)
Adjusted EBITDA	$146	$(10)	$136
1.Other expenses corresponds to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from Adjusted EBITDA primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Q1 2022 Interim Report 35

LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at March 31, 2022 and 2021.
As of March 31, 2022, we believe that our company’s liquidity is sufficient to meet its present requirements. Our company’s liquidity consisted of the following:

	As of
US$ MILLIONS	March 31, 2022	December 31, 2021
Cash	$387	$165
Credit facilities	187	173
Company liquidity	$574	$338
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As at March 31, 2022, our group’s total liquidity was $5,129 million (December 31, 2021: $5,380 million), which is sufficient to meet its present requirements.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of March 31, 2022, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2022	2023	2024	2025	2026	Beyond	Total
Non-recourse borrowing	7	$—	$1,430	$—	$151	$112	$2,648	$4,341

As of March 31, 2022, our company’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2022	2023	2024	2025	2026	Beyond	Total
Utilities	8	$20	$604	$130	$159	$169	$1,959	$3,041
Total non-recourse borrowings(1)	8	$20	$604	$130	$159	$169	$1,959	$3,041
Company’s share of cash retained in businesses
Utilities								$387
Total company’s share of cash retained								$387
Net debt
Utilities								$2,654
Total net debt								$2,654
Percentage of total non-recourse borrowings		1%	20%	4%	5%	6%	64%	100%
1.Represents non-recourse debt to our company as the holders have recourse only to the underlying operations.
We define “debt attributable to our company”, which is a non-IFRS measure, as our company’s share of borrowing obligations relating to our investments in various portfolio businesses. We define “net debt”, which is a non-IFRS measure, as debt attributable to our company, net of our company’s share of cash and cash equivalents. Our company’s share of cash and cash equivalents is calculated as cash and cash equivalents as reported under IFRS less the amounts attributable to non-controlling interests.
36 Brookfield Infrastructure Corporation

Debt attributable to our company and net debt are not, and are not intended to be, presented in accordance with IFRS. We believe our presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to our company and net debt has limitations as an analytical tool, including the following:
•Debt attributable to our company and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to our company for all of our portfolio investments; and
•Other companies may calculate debt attributable to the company and net debt differently than we do and as a result, these measures may not be comparable to similar measures presented by other issuers.
Debt attributable to our company and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both measures are expected to provide useful information as to how our company has financed its businesses at the asset-level and provide a view into our return on capital that we invest at a given degree of leverage. The only differences between consolidated debt presented under IFRS and debt attributable to our company are the adjustments to remove the share of debt of consolidated investments not attributable to our company and the impact of deferred financing costs. Management utilizes debt attributable to our company in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned.
Debt attributable to our company can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	March 31, 2022	December 31, 2021
Consolidated debt	$4,335	$3,556
Add: company’s share of debt of investments in associates	581	—
Less: borrowings attributable to non-controlling interest	(1,881)	(1,314)
Deferred financing costs	6	7
Debt attributable to our company	$3,041	$2,249
As discussed in the notes to our interim financial statements for the three-month period ended March 31, 2022, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Q1 2022 Interim Report 37

Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of March 31, 2022, our company has $nil (December 31, 2021: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of March 31, 2022:

US$ MILLIONS	Equity Investment - US$
GBP	$1,560
BRL	783
AUD	486
$2,829
For additional information, see Note 3, Fair Value of Financial Instruments in our interim financial statements.
CAPITAL REINVESTMENT
From a treasury management perspective, our company manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by our company. Importantly, the physical movement of cash has no relevance on our company’s ability to fund capital expenditures or make distributions.
CAPITAL EXPENDITURES
Due to the capital-intensive nature of the asset base of our company, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our company reviews all capital expenditures and classifies them in one of the two following categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our company’s returns. These projects are eligible for inclusion in the rate base of our utilities businesses;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our company’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of the partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our company to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the businesses’ maintenance capital approach that is agreed upon with the business at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our company’s corporate asset management teams that are responsible for overseeing our company’s operations, and have ample experience in managing utilities assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our company will engage a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
38 Brookfield Infrastructure Corporation

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended March 31
US$ MILLIONS	2022	2021
Cash from operating activities	$123	$124
Cash used by investing activities	(639)	(95)
Cash from (used by) financing activities	1,125	(78)
Three-month periods ended March 31, 2022 and 2021
Cash from operating activities
Cash from operating activities totaled $123 million during the three-month period ended March 31, 2022, a decrease of $1 million compared to the three-month period ended March 31, 2021. Current year operating cash flows benefited from inflation-indexation and capital commissioned into rate base. These benefits were more than offset by dividends paid on our exchangeable shares, which are presented as interest expense, an increase in interest paid on non-recourse borrowings and taxes, and higher management fees.
Cash used by investing activities
Cash used by investing activities was $639 million during the three-month period ended March 31, 2022, an increase of $544 million compared to the prior year. This increase was primarily due to our acquisition of an 8% interest in our Australian regulated utility, and additional investments in long lived and financial assets.
Cash from financing activities
Cash from financing activities was $1,125 million during the three-month period ended March 31, 2022, compared to cash used by financing activities of $78 million during the same period in 2021. The increase in cash from financing activities was primarily due to a drawdown on our deposit with Brookfield Infrastructure to finance the acquisition of AusNet as well as incremental debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration payable in April 2022.
Q1 2022 Interim Report 39

SHARE CAPITAL
Our company’s equity interests include exchangeable shares held by the public shareholders and the class B and class C shares held by the partnership. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit. Ownership of class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

	As of
UNITS	March 31, 2022	December 31, 2021
Exchangeable shares	73,560,349	73,437,513
Class B shares	1	1
Class C shares	1,402,451	1,402,451
Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. In August 2021, the partnership acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC exchangeable LP units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC exchangeable LP units have the right to require the partnership to purchase BIPC exchangeable LP units and deliver one exchangeable share for each BIPC exchangeable LP unit purchased. During the three-month period ended March 31, 2022, our company issued 125,148 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the three-month period ended March 31, 2022, our shareholders exchanged 2,312 exchangeable shares for an equal number of partnership units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B share and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the three-month period ended March 31, 2022, our company declared and paid dividends on our exchangeable shares at a rate of $0.54 per share resulting in total dividends paid of $40 million. Dividends paid on our exchangeable shares are presented as interest expense in our interim financial statements. No dividends were declared on our class B shares or class C shares during the three-month period ended March 31, 2022.
Subsequent to quarter-end, Brookfield Infrastructure announced a three-for-two stock split of partnership units, BIPC exchangeable LP units and exchangeable shares payable on June 10, 2022 to unitholders/shareholders of record at the close of business on June 6, 2022. The split will be implemented by way of a subdivision whereby unitholders/shareholders will receive an additional one-half of a unit/share for each unit/share held.
40 Brookfield Infrastructure Corporation

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2022
January 1, 2022 - March 31, 2022	82.78	74.29	18,560,909

2021
January 1, 2021 - March 31, 2021	69.47	62.15	20,229,490
April 1, 2021 - June 30, 2021	69.31	63.86	14,539,718
July 1, 2021 - September 30, 2021	73.48	67.26	12,269,581
October 1, 2021 - December 31, 2021	76.99	69.83	15,486,456

2020
January 1, 2020 - March 31, 2020	67.56	35.30	39,585,409
April 1, 2020 - June 30, 2020	59.56	49.07	31,084,436
July 1, 2020 - September 30, 2020	63.95	53.74	20,641,486
October 1, 2020 - December 31, 2020	68.65	56.96	22,740,278

2019
January 1, 2019 - March 31, 2019	50.55	43.10	29,127,353
April 1, 2019 - June 30, 2019	51.91	49.74	22,502,301
July 1, 2019 - September 30, 2019	59.41	51.00	22,378,844
October 1, 2019 - December 31, 2019	63.53	57.30	19,906,261
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2022
January 1, 2022 - March 31, 2022	66.23	58.25	18,745,782

2021
January 1, 2021 - March 31, 2021	54.28	49.02	20,409,525
April 1, 2021 - June 30, 2021	55.75	52.66	14,078,541
July 1, 2021 - September 30, 2021	57.97	53.89	14,233,354
October 1, 2021 - December 31, 2021	61.08	55.88	19,439,943

2020
January 1, 2020 - March 31, 2020	50.56	24.36	32,598,382
April 1, 2020 - June 30, 2020	44.59	34.39	33,318,393
July 1, 2020 - September 30, 2020	48.21	39.58	16,722,821
October 1, 2020 - December 31, 2020	52.59	42.82	16,756,129

2019
January 1, 2019 - March 31, 2019	37.63	31.42	19,733,181
April 1, 2019 - June 30, 2019	38.59	36.94	15,302,587
July 1, 2019 - September 30, 2019	44.59	38.81	22,721,853
October 1, 2019 - December 31, 2019	47.35	43.00	16,413,269
Q1 2022 Interim Report 41

TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. Our beliefs as to the opportunities for our company to increase cash flows through acquisitions and organic growth are based on assumptions about our company and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See “Cautionary Statement Regarding Forward-Looking Statements”.
We believe our global scale and best-in-class operating groups provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our company for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns.
•Alternative source of capital - we sometimes issue equity to fund growth, however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to shareholders by avoiding dilution on our high-growth businesses.
•Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.
We are operating in a global economy that is experiencing strong growth and there is an exceptional need for capital to fund investment projects. We are utilizing our competitive strength of size, global footprint, operating capabilities and access to capital to execute on accretive projects. We believe there are opportunities to buy for value in both developed and emerging economies.
RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, our partnership has had a management agreement (the “Master Services Agreement”), with certain service providers (the “Service Providers”) which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (as defined in the Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding, after retroactively adjusting for the special distribution.
The Base Management Fee attributable to our company was $18 million for the three-month period ended March 31, 2022, (2021: $9 million) and has been recorded as part of general and administrative expenses in the interim financial statements.
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three-month period ended March 31, 2022, revenues of less than $1 million were generated (2021: less than $1 million) and $nil expenses were incurred (2021: $nil).
42 Brookfield Infrastructure Corporation

Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As of March 31, 2022, $nil (December 31, 2021: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at March 31, 2022, $nil (December 31, 2021: $nil) was called on the equity commitment.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
As at March 31, 2022, the balance outstanding on our deposit with Brookfield Infrastructure was $524 million (December 31, 2021: $1,093 million). The balance decreased from December 31, 2021 due to net repayments from Brookfield Infrastructure of $581 million, partially offset by an increase of $9 million associated with exchange requests from holders of BIPC exchangeable LP units and the impact of foreign exchange. The deposit accrues interest at 0.2% per annum. As at March 31, 2022, the demand deposit payable to Brookfield Infrastructure was $131 million (December 31, 2021: $131 million). The deposit accrues interest at 0.2% per annum. Interest incurred on the deposit payable to Brookfield Infrastructure during the three-month period ended March 31, 2022 was less than $1 million (2021: $13 million).
As at March 31, 2022, our company had accounts payable of $9 million (December 31, 2021: $5 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $10 million (December 31, 2021: $20 million) from subsidiaries of Brookfield Infrastructure.
Q1 2022 Interim Report 43

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at March 31, 2022:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$416	$2	$—	$—	$—	$418
Non-recourse borrowings	—	1,430	—	315	2,596	4,341
Financial liabilities	1,078	—	—	—	—	1,078
Loans payable to Brookfield Infrastructure	131	—	—	—	—	131
Exchangeable and class B shares	4,872	—	—	—	—	4,872
Interest expense:
Non-recourse borrowings	123	68	67	120	370	748
In addition, pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% (1.25% annually) of the combined market value of the partnership and our company. For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding units, plus all outstanding third party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The Base Management Fee allocated to our company is estimated to be approximately $72 million per year based on the expense attributable to our company for the three-month period ended March 31, 2022.
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.
44 Brookfield Infrastructure Corporation

Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s interim financial statements, which we consider to be critical, are outlined below.
i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
CONTROLS AND PROCEDURES
No changes were made in our internal control over financial reporting during the three-month period ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global pandemic. We are continually monitoring and assessing the global pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
Q1 2022 Interim Report 45

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking information and forward-looking statements within the meaning of applicable securities laws, including the United States Securities Litigation Reform Act of 1995. We may make such statements in this report, in other filings with securities regulators in Canada and the United States and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per share and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of dividend levels, dividend growth and payout ratios, operating results and margins for our company and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for our company, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on our company resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating businesses, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that our company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within our businesses, our ability to achieve the milestones necessary to deliver the targeted returns, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, including as a result of the COVID-19 outbreak, the fact that success of our company is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for our company, the ability to effectively complete new acquisitions in the competitive infrastructure space (including potential acquisitions that remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on form 20-F and other risks and factors that are described therein. In addition, our future results may be impacted by risks associated with COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and infrastructure assets, and cause us to be unable to achieve our expected returns.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
46 Brookfield Infrastructure Corporation